EXHIBIT 1

NEWARK, DE – February 1, 2004 – AstroPower, Inc. (OTC: APWR.PK) announced today that it has reached an agreement to sell certain of its U.S. business assets to GE Energy. To facilitate the sale, among other reasons, AstroPower has filed a petition for reorganization under Chapter 11 of the Bankruptcy Code in United States Bankruptcy Court in Delaware.

The transaction with GE Energy will be subject to competitive bidding and Bankruptcy Court approval. If approved, the parties hope to close some time in the first quarter of 2004. “The proceeds from the sale will be used to repay some of the Company’s outstanding obligations,” noted Carl H. Young III, interim CEO of AstroPower. “We anticipate that the proceeds will be sufficient to allow at least a modest return to the Company’s unsecured creditors, although it is unlikely that there will be any return to the Company’s shareholders.”

Headquartered in Newark, Delaware, AstroPower manufactures solar electric power products, and is a leading provider of solar electric power systems for the mainstream residential market. AstroPower also develops, manufactures, markets and sells a range of solar electric power generation products, including solar cells, modules and panels, as well as its SunChoice ™ pre-packaged systems for the global marketplace.

The acquisition represents a continuation of GE Energy’s (formerly GE Power Systems) strategy of developing a renewable energy portfolio. GE Energy is one of the world’s leading suppliers of power generation technology, energy services, and management systems with 2003 revenues of nearly $18.5 billion. GE Energy provides equipment, service and management solutions across the power generation, oil and gas, distributed power and energy rental industries.

This press release contains forward-looking statements that are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, as described in the Company’s registration statements and periodic reports filed with the Securities and Exchange Commission. As a result, there can be no assurance that the Company’s future results will not be materially different from those projected. The projections contained herein speak only of the Company’s expectations as of the date of this press release. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based.

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Contact Information:

Carl H. Young III

Interim Chief Executive Officer

(302) 366-0400 Ext. 4910